February 22, 2006


Thomas L. Mitchell, Vice President and Controller
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400


	Re:	Apache Corporation
		Form 10-K for the Year Ended December 31, 2004
Filed March 15, 2005
		File No. 001-04300
		Response Letter dated January 20, 2006


Dear Mr. Mitchell:

      We have reviewed the above filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2004

Statement of Consolidated Cash Flows, page F-5

1. We note your response to the comment number one from out letter dated November 9, 2005. We understand the "Other" caption consists of
Excess Tax benefits of Stock Options and Derivative Activity with Financing Elements representing 12% and 9%, respectively of the Net
Cash Provided by (Used in) Financing Activities. Please consider separately disclosing these items in future filings.


Anadarko Petroleum, page F-16

2. We note your response to comment number two in our letter dated January 5, 2006. As communicated to you during our conference call on
February 22, 2006, we believe the market premium associated with the
VPP should be reflected as an adjustment to the full cost pool pursuant to Rule 4-10 (c)(6)(iv). You represented to us that your current accounting practice effectively results in the same accounting presentation. Please monitor the accounting results from the two practices and assess the materiality of any differences in your future filings.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Yong Choi at (202) 551-3758 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

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Mr. Mitchell
Apache Corporation
February 22, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010